Exhibit 99.1

TAL Education Group Prices Offering of US$200 Million Convertible Senior Notes

BEIJING, May 16, 2014—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced the pricing of US$200 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”). The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and certain non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The Company has granted to the initial purchasers a 30-day option to purchase up to an additional US$30 million principal amount of Notes. The Notes will be convertible into the Company’s American Depositary Shares (“ADSs”), at the option of the holders, based on an initial conversion rate of 38.0431 of ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$26.29 per ADS and represents an approximately 30% conversion premium over the closing trading price of the Company’s ADSs on May 15, 2014, which was US$20.22 per share). The conversion rate is subject to adjustment upon the occurrence of certain events.  Holders of the Notes may convert their Notes in integral multiples of US$1,000 principal amount at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. TAL will not have the right to redeem the Notes prior to maturity except for certain circumstances involving changes in the tax laws for the relevant taxing jurisdiction. Holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes on May 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Notes will bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. The Notes will mature on May 15, 2019, unless previously repurchased or converted in accordance with their terms prior to such date.

The Company expects to use the majority of the net proceeds from this offering for strategic investments and for general corporate purposes, and less than 10% of the net proceeds to pay the cost of certain capped call transactions described below. If the initial purchasers exercise their option to purchase additional Notes, TAL expects to use less than 10% of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions.

In connection with the offering, the Company has entered into capped call transactions (each a “Capped Call Transaction”) with one or more of the initial purchasers or their affiliates (each an “Option Counterparty”). The Capped Call Transactions are expected generally to reduce the potential dilution to the Class A common shares and ADSs upon conversion of the Notes, in the event that the market price of the ADSs is greater than the strike price of the Capped Call Transactions, which will initially correspond to the initial conversion price of the Notes, with such reduction of potential dilution subject to a cap based on the cap price of the Capped Call Transactions and subject to the Company’s ability to elect, subject to certain conditions, to settle the Capped Call Transactions in cash. The cap price of the Capped Call Transactions will initially be $35.39 per ADS, representing a premium of approximately 75% above the last reported sale price of $20.22 per ADS on May 15, 2014, and is subject to certain adjustments under the terms of the Capped Call Transactions.

The Company has been advised that, in connection with establishing their initial hedges of the Capped Call Transactions, the Option Counterparties (or their respective affiliates) expect to enter into various derivative transactions with respect to the ADSs or to purchase ADSs in privately negotiated or open market transactions concurrently with or after the pricing of the Notes.  Hedging of the Capped Call Transactions could have the effect of increasing (or reducing the size of any decrease in) the market price of the ADSs or the Notes concurrently with, or shortly after, the pricing of the Notes.

In addition, the Option Counterparties (or their respective affiliates) are likely to modify their hedge position by entering into or unwinding various derivatives with respect to the ADSs and/or purchasing or selling ADSs or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during the settlement averaging period under the Capped Call Transactions, which precedes the maturity date, and on or around any earlier conversion date related to a conversion of the Notes).

The effect, if any, of any of these transactions and activities on the market price of the ADSs or the Notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could also cause or avoid an increase or a decrease in the market price of the ADSs or the Notes, which could affect the ability of holders of the Notes to convert the Notes and, to the extent the activity occurs during any conversion period related to a conversion of Notes, it could affect the amount and value of the consideration that holders of the Notes will receive upon conversion of the Notes.

The Company expects to close the Notes offering on or about May 21, 2014, subject to the satisfaction of customary closing conditions.

The Notes and the ADSs deliverable upon conversion of the Notes and the Class A common shares represented thereby have not been registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the Notes, the ADSs and the Class A common shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. TAL may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All information provided in this press release is as of the date of the issuance, and TAL assumes no obligation to update the forward-looking statements in this press release and elsewhere except as required under applicable law. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in TAL’s annual report on Form 20-F for the fiscal year ended February 28, 2014 and other filings with the Securities and Exchange Commission.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com